Exhibit 99.30

VOX PROVIDES DEVELOPMENT UPDATES
& EXPLORATION SUCCESS FROM OPERATING PARTNERS

GEORGE TOWN, CAYMAN ISLANDS – April 15, 2021 – Vox Royalty Corp. (TSXV: VOX) (“Vox” or the “Company”), a high growth precious metals focused royalty company, is pleased to provide recent development updates from royalty operating partners Silver Mines Limited (ASX: SVL) (“Silver Mines”), Axis Minerals Pty Ltd (“Axis”), ValOre Metals Corp. (TSX-V: VO) (“ValOre”), Genesis Minerals Limited (ASX: GMD) (“Genesis”) and Metalicity Limited (ASX: MCT) (“Metalicity”).

Riaan Esterhuizen, Executive Vice President – Australia stated, “We are excited to share another month of positive operator newsflow for our development and exploration stage royalties. The Bowdens mining lease application, which covers the largest undeveloped primary silver project in Australia, continues to demonstrate a clear pathway to production, which would generate >$1M annual royalty revenues for Vox investors over its 16 year feasibility mine plan. The potential restart of the Mt Moss Mine over the coming months has the potential to unlock royalty revenue ahead of Vox management expectations. From an exploration perspective, significant 2021 drilling at Pedra Branca, the largest PGM project in South America, and the Puzzle North discovery at Kookynie further support our confidence in medium-term cashflow generation.”

Summary of Development Updates

•	Bowdens silver project submission of mining lease application for development by Silver Mines;

•	Mt Moss iron ore-copper-zinc mine ownership change and restart plans by Axis;

•	Pedra Branca platinum-group-elements (PGE) project – 8,000m drill program commenced for 2021; and

•	Kookynie gold projects – Puzzle North discovery from Genesis and a drilling update from Metalicity.

Bowdens (Feasibility) – Mining Lease Application

•	Vox holds a 0.85% gross revenue royalty on the Bowdens silver-lead-zinc project and a 1.0% gross revenue over surrounding regional exploration tenure;

•	On March 24, 2021, Silver Mines announced that:

o	It has submitted its Mining Lease Application for the development of the Bowdens silver project; and

o	It is currently completing its Environmental Impact Statement Response to Submissions to The New South Wales Department of Planning, Industry and Environment, as part of the final stages of the approvals process.

Mt Moss (Care & Maintenance) – Ownership Change and 2021 Restart Plans

•	Vox holds a 1.5% NSR royalty over base metal, magnetite and silver production from mining lease ML10171 which covers the Mt Moss Fe-Cu-Zn Skarn Project (“Mt Moss Mine”) located 150km NW of Townsville in northern Queensland, which was on care and maintenance when Vox acquired the royalty in 2020;

•	Axis has recently acquired 100% of Mt Moss Mining Pty Ltd which in turn owns 100% of the Mt Moss Mine located on ML10171;

•	The Mt Moss Mine is one of the largest skarn magnetite-marble-base metal deposit on the Australian east coast[1]. The Mt Moss Mine historically had production capacity of approximately 500,000tpa magnetite prior to operations being placed on care & maintenance;

•	According to Axis, Mt Moss Mining Pty Ltd is the holder of a range of approved Mining Leases and freehold land parcels containing a JORC resource of 15.1Mt @ 43.1% Fe and a non-JORC resource estimate of greater than 20Mt of potential base metal ore;

•	Mt Moss has a complete beneficiation plant, including crushing, screening, dry magnetic separation, milling, wet gravity and wet magnetic separation circuits. The Mt Moss Mine has all infrastructure and supporting ancillary assets in situ, including workshops, laboratory, offices, 100 person mining camp, diesel storage, weighbridge, power generation, and all bitumen access road;

•	Axis is expecting to reopen the Mt Moss Mine in the first half of 2021; and

•	For further information on the Mt Moss Mine please refer to the Axis website: https://www.axismines.co/mt-moss

Pedra Branca (Preliminary Economic Assessment) – 2021 Exploration Program and 8,000m Drilling

•	Vox holds a 1% net smelter return royalty on the Pedra Branca PGE project held by ValOre;

•	On April 12, 2021, ValOre announced the commencement of their 2021 Exploration Program:

o	Fully funded and permitted 8,000m drill program, including 2,000m of RC drilling that has commenced and 6,000m of core drilling that is due to commence this month;

o	First phase of RC drilling will test six property-wide target areas, focusing on three target styles: undrilled new discovery, pre-resource target advancement, and resource expansion;

o	Core drilling will return to high priority resource expansion and pre-resource targets successfully drilled in 2020, as well as positive 2021 RC drill results;

o	Pre-drilling Trado® auger work will continue property-wide, advancing additional targets to drill-ready stage; and

o	ValOre continues to receive full support from the local community of Capitão Mor, as well as Ceará State and federal governmental agency, ANM (Agência Nacional de Mineração) for on-going exploration of the Pedra Branca Project.

•	The Pedra Branca PGE Project comprises 39 exploration licenses covering a total area of 39,987 hectares (98,810 acres) in northeastern Brazil. At Pedra Branca, 5 distinct PGE+Au deposit areas host, in aggregate, a current Inferred Resource[1] of 1,067,000 ounces 2PGE+Au contained in 27.2 million tonnes grading 1.22 g/t 2PGE+Au (click here for ValOre’s July 23, 2019 news release). According to ValOre all the currently known Pedra Branca inferred PGE resources are potentially open pittable.

Kookynie (Advanced Exploration) – Puzzle North Discovery and Drilling Update

•	Vox holds a A$1/t ore production royalty (with gold grade escalator2) on part of the Kookynie gold project held by Genesis and Metalicity;

•	On April 9, 2021, Genesis announced that:

o	It had defined an exciting new prospect at Puzzle North, located 700m north of the Puzzle deposit, with new shallow drilling results including:

▪	21USRC852 – 16m @ 1.61g/t Au from 101m to end of hole

▪	21USRC853 – 106m @ 0.71g/t Au from 10m

▪	21USRC855 – 41m @ 1.20g/t Au from 38m

▪	21USRC855 – 14m @ 2.44g/t Au from 106m to end of hole

o	Strong assays returned from limited recent Resource upgrade drilling at the Puzzle deposit itself, including:

▪	21USRC857 – 13m @ 1.19g/t Au from 24m

▪	21USRC858 – 32m @ 1.20g/t Au from 12m

▪	21USRC860 – 5m @ 2.92g/t Au from 50m

▪	21USRC860 – 19m @ 1.52g/t Au from 68m

•	On March 18, 2021, Metalicity announced the following drilling highlights:

o	Drilling is continuing at the high priority royalty-linked Cosmopolitan Prospect:

▪	12 holes for 3,043 metres drilled at the Cosmopolitan Gold Mine;

▪	Assay results are starting to be delivered and Metalicity are expecting a steady stream of drilling results over the coming weeks; and

▪	the historic Cosmopolitan Gold Mine that produced 360,000 ounces between 1896 to 1922 at an average head grade of 15 g/t Au.

Qualified Person

Timothy J. Strong, MIMMM, of Kangari Consulting Limited and a “Qualified Person” under National Instrument 43-101 – Standards of Disclosure for Mineral Projects, has reviewed and approved the scientific and technical disclosure contained in this press release.

About Vox

Vox is a high growth precious metals royalty and streaming company with a portfolio of 50 royalties and streams spanning nine jurisdictions. The Company was established in 2014 and has since built unique intellectual property, a technically focused transactional team and a global sourcing network which has allowed Vox to become the fastest growing company in the royalty sector. Since the beginning of 2019, Vox has announced over 20 separate transactions to acquire over 45 royalties.

Further information on Vox can be found at www.voxroyalty.com.

For further information contact:

Riaan Esterhuizen	Kyle Floyd
Executive Vice President, Australia	Chief Executive Officer
riaan@voxroyalty.com	info@voxroyalty.com

Cautionary Note Regarding Forward Looking Information

This news release contains certain forward-looking statements. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate” “plans”, “estimates” or “intends” or stating that certain actions, events or results “ may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements”.

The forward-looking statements and information in this press release include, but are not limited to, statements regarding expectations for the timing of commencement of resource production from various mining projects, expectations regarding the size, quality and exploitability of the resources at various mining projects, future operations and work programs of Vox’s mining operator partners and future royalty payments derived from various royalty assets of Vox.

Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of Vox to control or predict, that may cause Vox’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including but not limited to: the requirement for regulatory approvals and third party consents, the impact of general business and economic conditions, the absence of control over the mining operations from which Vox will receive royalties, including risks related to international operations, government relations and environmental regulation, the inherent risks involved in the exploration and development of mineral properties; the uncertainties involved in interpreting exploration data; the potential for delays in exploration or development activities; the geology, grade and continuity of mineral deposits; the impact of the COVID-19 pandemic; the possibility that future exploration, development or mining results will not be consistent with Vox’s expectations; accidents, equipment breakdowns, title matters, labor disputes or other unanticipated difficulties or interruptions in operations; fluctuating metal prices; unanticipated costs and expenses; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; currency fluctuations; regulatory restrictions, including environmental regulatory restrictions; liability, competition, loss of key employees and other related risks and uncertainties.

Vox has assumed that the material factors referred to in the previous paragraph will not cause such forward looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. The forward-looking information contained in this press release represents the expectations of Vox as of the date of this press release and, accordingly, is subject to change after such date. Readers should not place undue importance on forward looking information and should not rely upon this information as of any other date. While Vox may elect to, it does not undertake to update this information at any particular time except as required in accordance with applicable laws.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Technical and Third-Party Information

Except where otherwise stated, the disclosure in this press release is based on information publicly disclosed by project operators based on the information/data available in the public domain as at the date hereof and none of this information has been independently verified by Vox. Specifically, as a royalty investor, Vox has limited, if any, access to the royalty operations. Although Vox does not have any knowledge that such information may not be accurate, there can be no assurance that such information from the project operators is complete or accurate. Some information publicly reported by the project operators may relate to a larger property than the area covered by Vox’s royalty interests. Vox’s royalty interests often cover less than 100% and sometimes only a portion of the publicly reported mineral reserves, mineral resources and production of a property.

Technical References & Notes:

(1)	Sources for Mt Moss Mine references are as follows:

a.	https://www.qrc.org.au/our-members/axis-minerals-pty-ltd/

b.	https://www.axismines.co/mt-moss

(2)	The Pedra Branca mineral resource is based on the following:

a.	Independent consultants, Susan Lomas, P.Geo. and Ali Shahkar, P.Eng., of Lions Gate Geological Consulting Inc. (“LGGC”) were commissioned to complete the mineral resource estimate and the Technical Report dated 28 May 2019 on behalf of ValOre and Bert Huls P.Eng. of Huls Consulting Inc., was commissioned to review the metallurgical information and contribute to the Technical Report. Ms. Lomas supervised the overall preparation of the Technical Report. The technical information in ValOre’s mineral resource press release dated 23 July 2019 was prepared in accordance with Canadian regulatory requirements set out in NI 43-101 and reviewed and approved by Colin Smith, P.Geo., who oversees New Project Review for ValOre.

b.	Resource Estimate is reported using a PGM+Au cut-off of 0.65 gpt. Only blocks within a pitshell are reported as Mineral Resources. Prices used were Pd=US$1000/ounce, Pt=US$860/ounce, Au=US$1250/ ounce, operating costs (ore and waste) =US$1.50/tonne, G+A and milling=US$13.50/tonne. Recoveries used were 68% for Pd, 67% for Pt and 40% for Au PGE+Au grade = Pt g/t + Pd g.t + Au g/t. Mineral resources are not mineral reserves because the economic viability has not been demonstrated.

(3)	Royalty = A$1 / Tonne (for each Ore Reserve with a gold grade <= 5g/t Au), for grades > 5g/t Au royalty = ((Ore grade per Tonne – 5) x 0.5)+1)